NEWS RELEASE
TSX Venture Exchange Symbol: SNV	January 25th, 2007

SONIC FINISHES CONTRACT FOR ON-SITE TREATMENT OF PCB
CONTAMINATED SOIL

Vancouver, Canada - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today reported that the Company has finished its first Ontario contract for the on-site treatment of PCB contaminated soil. The project was contracted and announced in October 2006, and the Sonic treatment system was deployed to the site in November, 2006.

In excess of 600 tonnes of contaminated soil was treated on-site using Sonic’s non-thermal patented solvent extraction technology. The soil was mostly treated in December before demobilization from the site in January 2007. The soil was cleaned in compliance with the requirements for industrially zoned sites in Ontario and was placed back on the property. This contract was awarded to Sonic by a recognized Canadian environmental contractor.

Larry Rodricks, Sonic’s VP Remediation Services, stated “This project is the first project to be completed by Sonic in Ontario and Sonic treated more than the originally estimated volume of soil, on schedule and within budget. This project utilized Sonic’s proprietary system for the remediation of PCB contaminated soil. Sonic worked with the prime contractor who delineated the extent of the contamination and carried out the site civil work. Sonic’s system is permitted and approved by the Ontario Ministry of the Environment.”

Sonic is also currently undertaking a project in Greater Toronto where the Company has mobilized a second PCB remediation system. The Company has previously undertaken projects to treat PCB and other persistent organic pollutants in Canada and the USA and has internationally licenced operators.

About Sonic
Sonic develops and markets industrial and environmental processes utilizing the Company’s patented sonic generator technology. These Sonoprocess™ solutions represent the world’s only large scale use of sonic energy in process industries. Sonic’s Environmental Remediation Division markets remediation services utilizing both our Sonoprocess™ technology for the chemical destruction of Persistent Organic Pollutants (POP) and the Terra-Kleen solvent extraction process for the removal of POP contamination. Sonic is developing further proprietary Sonoprocess™ applications to better meet the needs of major process industries such as the oil sands sector.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For further information, please contact:
Larry Rodricks	Tel: (519) 574-1920 email lrodricks@sesi.ca
Sonic VP Remediation Services

Robin Cook, Account Manager	Tel: (416) 868-1079 ext. 228 email: robin@chfir.com
CHF Investor Relations

www.sonicnvironmental.com